Securities and Exchange Commission

Washington, D.C. 20549

Amended

FORM 8-K/Amendment 1

CURRENT REPORT

Pursuant to Section 13 or 15(d) of Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) February 14, 2002

eSAFETYWORLD, INC.

(Exact name of registrant as specified in its charter)

Nevada	0-29511	11-3496415
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)
80 Orville Drive Bohemia, New York		11716
(Address of principal executive offices)		(Postal Code)

Registrant's telephone number, including area code:(631) 244-1454

Item 4. Changes in Registrant's Certifying Accountant

(a) A letter to Registrant dated February 14, 2002 ("Eichler's First Letter") from Eichler, Bergsman & Co., LLP ("Eichler") filed as an Exhibit to Registrant's 8-K dated February 14, 2002, stated in its entirety as follows:

> "We are hereby resigning our appointment as auditors for the company. Please be advised that our decision is based on business reasons and not because of a disagreement with management regarding accounting principles.
>
> Respectfully,"

(b) A letter to Registrant dated February 15, 2002 ("Eichler's Second Letter") from Eichler, (received by Registrant on February 16, 2002), stated in its entirety as follows:

> "This is in response to your telefax this morning of a draft 8-K. We believe that the disclosures in your letter are inadequate. We call your attention to

subparagraph (iv) and (v) of 304(a)(i) of Regulations 229.304. The draft 8-K does not comply with these subparagraphs.

(1) For example, for the June 30, 2001 annual year report we required changes in income recognition so as to comply with our understanding of acceptable accounting principles. Clearly, if such changes had not been resolved in accordance with our requirements, we would have then resigned or made reference to the subject matter of such disagreement giving an adverse opinion in our report,

(2) On February 11, 2002, we received trial balances, schedules, and a draft 10-Q for the December 31, 2001 second quarter. We had disagreements regarding the amount shown for goodwill, deferred contract costs (i.e., work in process), and loans, advances, and investments to individuals and companies related to insiders. While allowances and reserves for these items were increased, our concerns about these items contributed to our decision to resign and should be mentioned in the 8-K.

(3) Our letter to the Company's Audit Committee dated November 21, 2001 was delivered to you without our having received a copy of the NASD letter notifying you of the NASD's intention to delist the Company. The NASD letter is dated November 5, 2001 and we first received a copy of it on February 12, 2002. We withdraw out letter of November 21, 2001 and require that you so notify your Audit Committee.

Your response in the 8-K must note that one of the reasons for our resignation is that (1) your securing the November 21,2001 letter from us without disclosing to us the NASD letter of November 5, 2001 and (2) your filing Form 12b-25 with estimates of revenues and net income fro the June 30, 2001 fiscal year without first discussing with us the disclosure of such estimates has led us to conclude that we can no longer rely on management's representations. See subparagraph 2(B) and 2(D) of the aforesaid regulation.

Respectfully,"

(c) While the Registrant did not consider the items referred to in Eichler's Second letter as the subject matter of disagreements, particularly in light of Eichler's First Letter, Registrant has authorized Eichler to respond fully to the inquiries of Registrant's successor accountant with respect thereto. The matters referred to in Eichler's Second Letter were not the subject of discussion between Registrant's Audit Committee or Board of Directors and Eichler.

(d) Additionally, Registrant notes that prior to Eichler sending its November 21, 2001 letter (filed as an Exhibit hereto), referred to in paragraph (3) of Eichler's Second Letter, Eichler was on notice that Registrant had received the NASDAQ Staff Determination dated November 5, 2001 concerning delisting.

Item 7. Financial Statement and Exhibits

(c) Exhibits:

16.2 Letter from Eichler dated February 15, 2002.
16.3 Letter from Eichler dated November 21, 2001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this first amendment to the report to be signed on its behalf by the undersigned hereunto duly authorized.

eSAFETYWORLD, INC.

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 /s/ R. Bret Jenkins
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Name: R. Bret Jenkins
Title:   Chief Financial Officer
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Date: February 20, 2002